# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gloo Holdings, Inc., CIK 0002069785
CUSIP: 379598105
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 831 PEARL STREET, BOULDER, Colorado (CO), 80302
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000314984-26-000008
Filed by CIK 0000314984

## Reporting persons
- THRIVENT FINANCIAL FOR LUTHERANS: type of reporting person: investment adviser (IA), insurance company (IC); citizenship or place of organization: Wisconsin (WI); sole voting power 3,078,300; shared voting power 0; sole dispositive power 3,078,300; shared dispositive power 0; aggregate amount beneficially owned 3,078,300 (7.7% of the class)
  Comment: (1) The percentage calculations used herein are based on the statement in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2026, as filed with the Securities and Exchange Commission on September 10, 2026, that there were 40,215,326 shares of Class A Common Stock outstanding as of September 10, 2026.

## Item 1. Issuer
Name of issuer: Gloo Holdings, Inc.
Address of issuer's principal executive offices: 831 PEARL STREET, BOULDER, COLORADO, 80302.

## Item 2. Person Filing
Name of person filing: Thrivent Financial for Lutherans
Address of principal business office or, if none, residence:
901 Marquette Avenue, Suite 2500
Minneapolis, Minnesota 55402
Citizenship: Thrivent Financial for Lutherans is a Wisconsin fraternal benefit society.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), insurance company (IC)

## Item 4. Ownership
Amount beneficially owned: 3,078,300
Percent of class:
7.7%

The percentage calculations used herein are based on the statement in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2026, as filed with the Securities and Exchange Commission on September 10, 2026, that there were 40,215,326 shares of Class A Common Stock outstanding as of September 10, 2026.
Sole power to vote or to direct the vote: 3,078,300
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,078,300
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- THRIVENT FINANCIAL FOR LUTHERANS: /s/ David S. Royal, David S. Royal / Executive Vice President, Chief Financial and Investment Officer (10/28/2026)